Exhibit 99.3

Consolidated Financial Statements
ALGOMA STEEL GROUP INC.
As at March 31, 2023 and 2022
and for the years ended
March 31, 2023 and 2022

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of the Algoma Steel Group Inc. (“the Company”), including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Regulation 240.13a-15(f) or 240.15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management has assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of March 31, 2023
The effectiveness of the Company’s internal control over financial reporting as of March 31, 2023 has been audited by Deloitte LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements, as stated in their attestation report which appears in the Company’s consolidated financial statements.

/s/ Michael Garcia Michael Garcia	/s/ Rajat Marwah Rajat Marwah
Chief Executive Officer	Chief Financial Officer
June 21, 2023
Sault Ste. Marie, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Algoma Steel Group Inc. and subsidiaries (the “Company”) as of March 31, 2023, based on criteria established in
Internal Control
-
Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control
-
Integrated Framework (2013)
 issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2023, of the Company and our report dated June 21, 2023 expressed an unqualified opinion on those financial statements
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 21, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Algoma Steel Group Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Algoma Steel Group Inc. and subsidiaries (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of net income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and its financial performance and its cash flows for each of the two years in the period ended March 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control
-
Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 21, 2023, expressed an unqualified opinion on the Partnership’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period
audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Property, plant and equipment impairment assessment
-
Refer to Notes 3 and 4 to the consolidated financial statements
Critical Audit Matter Description
The Company reviews property, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. An impairment indicator was identified for the Company’s single cash-generating
unit (“CGU”), and the Company estimated the recoverable amount for the CGU based on value in use using a discounted cash flow model. As at March 31, 2023, the determined recoverable amount of the CGU exceeded its carrying value and no impairment was recognized.
While there are several inputs required to determine the recoverable amount of the CGU, the inputs with the highest degree of subjectivity and estimation uncertainty are the forecasted steel selling price, forecasted tons shipped, terminal growth rate and discount rate. Auditing these inputs required a high degree of auditor judgement and an increased extent of effort, including the involvement of fair value specialists.
How the Critical Audit Matter was Addressed in the Audit
Our audit procedures related to the forecasted steel selling prices, forecasted tons shipped, terminal growth rate, and discount rate used by management to estimate the recoverable amount included the following, among others:

●
Evaluated the effectiveness of the Company’s controls over the determination of the recoverable amount, such as controls related to management’s forecasts of future cashflows and selection of terminal growth and discount rates;

●	Evaluated management’s ability to reasonably estimate future cash flows by comparing actual results to management’s historical forecasts;

●	Evaluated the reasonableness of the forecasted steel selling prices by comparing the forecasts to current steel selling prices and peer group financial information, analysts, and industry reports;

●	Evaluated the reasonableness of the forecasted tons shipped by comparing the forecasts to:

–	Historical tons shipped;

–	Internal communications to management and the Board of Directors; and

–	Peer group financial information, analysts, and industry reports;

●	With the assistance of fair value specialists:
–	Evaluated the reasonableness of management’s determination of the terminal growth rate by comparing to independent market data; and

–
Evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing those to the discount rate selected by management.

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
June 21, 2023
We have served as the Company’s auditor since fiscal 2011.

Algoma Steel Group Inc.
Consolidated Statements of Net Income

Year ended,	March 31, 2023	March 31, 2022
expressed in millions of Canadian dollars, except for per share amounts

Revenue (Note 6)	$2,778.5	$3,806.0

Operating expenses

Cost of sales (Note 7)	$2,388.7	$2,292.0

Administrative and selling expenses (Note 8)	99.3	103.0

Income from operations	$290.5	$1,411.0

Other (income) and expenses

Finance income	$(13.3)	$(0.5)

Finance costs (Note 9)	17.9	48.6

Interest on pension and other post-employment benefit obligations (Note 10)	17.2	11.6

Foreign exchange (gain) loss	(41.1)	4.3

Transaction costs	-	26.5

Listing expense (Note 31)	-	235.6

Change in fair value of warrant liability (Note 31)	(47.7)	6.4

Change in fair value of earnout liability (Note 31)	(5.9)	(78.1)

Change in fair value of share-based compensation liability (Note 31)	(12.7)	-

	$(85.6)	$254.4

Income before income taxes	$376.1	$1,156.6

Income tax expense (Note 24)	77.6	298.9

Net income	$298.5	$857.7

Net income per common share

Basic (Note 27)	$2.43	$8.53

Diluted (Note 27)	$1.71	$7.75

See accompanying notes to the consolidated financial statements

8

Algoma Steel Group Inc.
Consolidated Statements of Comprehensive Income

Year ended,	March 31, 2023	March 31, 2022

expressed in millions of Canadian dollars

Net income	$298.5	$857.7

Other comprehensive (loss) income, net of income tax, that are or may be reclassified subsequently to profit or loss

(Loss) income on cash flow hedges reclassified to net income (Note 19)	$(9.3)	$129.6

Income (loss) arising on changes in fair value of cash flow hedges, net of tax expense nil and recovery of $ 7.8 million, respectively (Note 19)	$34.0	$(89.5)

Other comprehensive income (loss), net of income tax, that will not be reclassified subsequently to profit or loss

Foreign exchange gain (loss) on translation to presentation currency	$123.1	$(15.5)

Remeasurement of pension and other post-employment benefit obligations, net of tax nil for March 31, 2023 and 2022 (Notes 20, 21)	$13.8	$117.9

	$161.6	$142.5

Total comprehensive income	$460.1	$1,000.2

See accompanying notes to the consolidated financial statements

9

Algoma Steel Group Inc.
Consolidated Statements of Financial Position

As at,	March 31, 2023	March 31, 2022

expressed in millions of Canadian dollars

Assets

Current

Cash (Note 11)	$247.4	$915.3

Restricted cash (Note 11)	3.9	3.9

Accounts receivable, net (Note 12)	291.2	402.3

Inventories, net (Note 13)	722.7	480.0

Prepaid expenses and deposits	94.4	79.9

Margin payments (Note 19)	-	29.5

Other assets	6.7	5.6

Total current assets	$1,366.3	$1,916.5

Non-current

Property, plant and equipment, net (Note 14)	$1,081.3	$773.7

Intangible assets, net	0.9	1.1

Other assets	7.1	2.3

Total non-current assets	$1,089.3	$777.1

Total assets	$2,455.6	$2,693.6

Liabilities and Shareholders’ Equity

Current

Bank indebtedness (Note 15)	$1.9	$0.1

Accounts payable and accrued liabilities (Note 16)	204.6	261.9

Taxes payable and accrued taxes (Note 17)	14.4	64.3

Current portion of other long-term liabilities	0.4	0.4

Current portion of governmental loans (Note 18)	10.0	10.0

Current portion of environmental liabilities (Note 23)	4.5	4.5

Derivative financial instruments (Note 19)	-	28.8

Warrant liability (Note 31)	57.3	99.4

Earnout liability (Note 31)	16.8	22.7

Share-based payment compensation liability (Note 31)	33.5	45.4

Total current liabilities	$343.4	$537.5

Non-current

Long-term governmental loans (Note 18)	$110.4	$85.2

Accrued pension liability (Note 20)	184.0	118.1

Accrued other post-employment benefit obligation (Note 21)	222.9	239.8

Other long-term liabilities (Note 22)	3.7	4.0

Environmental liabilities (Note 23)	32.3	33.5

Deferred income tax liabilities (Note 24)	96.7	92.9

Total non-current liabilities	$650.0	$573.5

Total liabilities	$993.4	$1,111.0

Shareholders’ equity

Capital stock (Note 26)	$958.4	$1,378.0

Accumulated other comprehensive income	313.6	152.0

Retained earnings	211.6	77.8

Contributed deficit (Note 31)	(21.4)	(25.2)

Total shareholders’ equity	$1,462.2	$1,582.6

Total liabilities and shareholders’ equity	$2,455.6	$2,693.6

See accompanying notes to the consolidated financial statements

10

Algoma Steel Group Inc.
Consolidated Statement of Changes in Shareholders’ Equity

expressed in millions of Canadian dollars	Capital stock	Contributed (Deficit) Surplus	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit obligation	Cash flow hedge reserve - unrealized gain (loss) (Note 19)	Accumulated other compre- hensive income	Retained earnings (Deficit)	Total Shareholders’ equity

Balance at March 31, 2021	$409.5	4.1	$(0.9)	$75.2	$(64.8)	$9.5	$(249.3)	$173.8

Net income	-	-	-	-	-	-	857.7	857.7

Other comprehensive income	-	-	(15.5)	117.9	40.1	142.5	-	142.5

Issuance and modification of performance share units (Note 31)	-	(30.0)	-	-	-	-	-	(30.0)

Issuance of deferred shared units (Note 33)	-	0.7	-	-	-	-	-	0.7

Issuance of capital stock (Note 26)	976.8	-	-	-	-	-	-	976.8

Return of capital (Note 31)	(8.3)	-	-	-	-	-	-	(8.3)

Earnout rights (Note 31)	-	-	-	-	-	-	(521.3)	(521.3)

Dividends paid (Note 34)	-	-	-	-	-	-	(9.3)	(9.3)

Balance at March 31, 2022	$1,378.0	$(25.2)	$(16.4)	$193.1	$(24.7)	$152.0	$77.8	$1,582.6

Net income	-	-	-	-	-	-	298.5	298.5

Other comprehensive income	-	-	123.1	13.8	24.7	161.6	-	161.6

Common shares repurchased and cancelled (Note 26)	(419.6)	-	-	-	-	-	(133.5)	(553.1)

Issuance of performance and restricted share units (Note 33)	-	2.2	-	-	-	-	-	2.2

Issuance of deferred shared units (Note 33)	-	1.7	-	-	-	-	-	1.7

Dividend equivalent on earnout rights (Note 31)	-	-	-	-	-	-	(0.5)	(0.5)

Dividends paid (Note 34)	-	-	-	-	-	-	(30.7)	(30.7)

Balance at March 31, 2023	$958.4	$(21.4)	$106.7	$206.9	$-	$313.6	$211.6	$1,462.2

See accompanying notes to the consolidated financial statements

11

Algoma Steel Group Inc.
Consolidated Statements of Cash Flows

Year ended,	March 31, 2023	March 31, 2022
expressed in millions of Canadian dollars

Operating activities

Net income	$298.5	$857.7

Items not affecting cash:

Amortization of property, plant and equipment and intangible assets	95.3	87.0

Deferred income tax (benefit) expense (Note 24)	(12.0)	101.7

Pension expense in excess of funding (pension funding in excess of expense)	49.6	2.4

Post-employment benefit funding in excess of expense	(4.0)	(6.1)

Unrealized foreign exchange (gain) loss on:

accrued pension liability	(14.2)	1.5

post-employment benefit obligations	(17.7)	0.9

Finance costs (Note 9)	17.9	48.6

Loss on disposal of property, plant and equipment (Note 14)	0.1	0.3

Interest on pension and other post-employment benefit obligations	17.2	11.6

Interest on finance lease	0.1	-

Accretion of governmental loans and environmental liabilities	13.0	12.2

Unrealized foreign exchange (gain) loss on government loan facilities	(7.6)	0.6

(Decrease) increase in fair value of warrant liability (Note 31)	(47.7)	6.4

Decrease in fair value of earnout liability (Note 31)	(5.9)	(78.1)

Decrease in fair value of share-based payment compensation liability (Note 31)	(12.7)	-

Listing expense (Note 31)	-	235.6

Other	(7.6)	5.5

	$362.3	$1,287.8

Net change in non-cash operating working capital (Note 28)	(178.7)	(21.1)

Share-based payment compensation and earnout units settled (Note 31)	(4.6)	-

Environmental liabilities paid (Note 23)	(1.7)	(3.3)

Cash generated by operating activities	$177.3	$1,263.4

Investing activities

Acquisition of property, plant and equipment (Note 14)	$(333.5)	$(166.2)

Acquisition of right-of-use assets	-	(1.7)

Issuance of related party receivable (Note 29)	-	2.2

Cash used in investing activities	$(333.5)	$(165.7)

Financing activities

Bank indebtedness advanced (repaid), net (Note 15)	$1.8	$(86.8)

Repayment of term loans	-	(457.8)

Governmental loans received (Note 18)	63.3	2.2

Governmental loans benefit on below-market rate of interest loans (Note 18)	(37.6)	(1.1)

Repayment of governmental loans (Note 18)	(10.0)	(0.8)

Interest paid	(0.2)	(36.3)

Proceeds from issuance of shares (Note 26)	-	393.5

Dividends paid (Note 34)	(30.7)	(9.3)

Common shares repurchased and cancelled (Note 26)	(553.2)	-

Other	(3.0)	(2.3)

Cash used in financing activities	$(569.6)	$(198.7)

Effect of exchange rate changes on cash	$57.9	$(4.9)

Cash

(Decrease) increase in cash	(667.9)	894.1

Opening balance	915.3	21.2

Ending balance (Note 11)	$247.4	$915.3

See accompanying notes to the consolidated financial statements

12

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION
Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”). On October 19, 2021 (the “Closing”), the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.
Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.
The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.
The consolidated financial statements of the Company for the years ended March 31, 2023 and March 31, 2022 are comprised of the Company and its wholly-owned subsidiaries as follows:

●	Algoma Steel Holdings Inc.

●	Algoma Steel Intermediate Holdings Inc.

●	Algoma Steel Inc.

●	Algoma Steel Inc. USA

●	Algoma Docks GP Inc.

●	Algoma Docks Limited Partnership
Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION
Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on June 21, 2023.
Functional and presentation currency
The Company and its subsidiaries’ functional currency is the United States dollar
(“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

13

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

For reporting purposes, the consolidated financial statements are presented in millions of Canadian dollars
(“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.
Equity transactions, as disclosed in Note 26, are translated at the historical exchange rates. The resulting net translation adjustment has been recorded in other comprehensive income for the year.

3.	SIGNIFICANT ACCOUNTING POLICIES
Foreign exchange transactions
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date.
Non-monetary
items that are measured in terms of historical cost are not
re-translated.
Exchange gains or losses arising from translations of foreign currency monetary assets, liabilities and transactions are recorded in foreign exchange loss (gain) in the consolidated statements of net income.
Financial Instruments
The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, derivative financial instruments, bank indebtedness, accounts payable and accrued liabilities, warrant liability, earnout liability, share-based payment compensation liability and governmental loans.
Recognition
Financial assets and financial liabilities are recognised in the consolidated statements of financial position when the Company becomes party to the contractual provisions of the instrument, and they are initially measured at fair value. Financial assets are derecognized when the contractual rights to the cash flows expire or when the Company transfers substantially all the risks and rewards of ownership of the financial assets to another party. Financial liabilities are derecognized when the contractual obligations are discharged, cancelled, or expired.
A
write-off
of a financial asset (or a portion thereof) constitutes a derecognition event.
Write-off
occurs when the Company has no reasonable expectations of recovering the contractual cash flows associated with a financial asset.
Classification and measurement
The classification of financial instruments is determined at the time of initial recognition, within the following categories:

●	Amortized cost
●	Fair value through profit (loss) (FVTP(L))
●	Fair value through other comprehensive income (loss) (FVTOCI(L))

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets are classified and subsequently measured based on the business model in which they are managed and their cash flow characteristics. Financial assets are measured at amortized cost if they meet both of the following conditions and are not designated as FVTP(L):

●	The financial asset is held within a business model with the objective of holding the financial asset in order to collect contractual cash flows; and
●	The contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit and loss or through other comprehensive income, if the designation is made as an irrevocable election upon initial recognition.
Financial liabilities are classified as subsequently measured at amortized cost or FVTPL. A financial liability is classified as FVTPL if it is contingent consideration of an acquirer in a business combination, held-for-trading,
or designated as FVTPL upon initial recognition, and is remeasured at its fair value at each subsequent reporting period, with any changes recorded through profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method.
Derivative financial instruments are recognised initially at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value at each reporting date.
Impairment of financial assets carried at amortized cost
The Company utilizes an ‘expected credit loss’ (“ECL”) model, as required by IFRS 9 –
Financial Instruments
. Accounts receivable are subject to lifetime ECL which is measured as the difference in the present value of the contractual cash flows that are due under the contract, and the cash flows that are expected to be received.
The Company reviews its accounts receivable at each reporting date and considers both current and forward-looking macro-economic factors that may affect historical default rates when estimating ECL.
Accounts receivable, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or decreased by adjusting the carrying value of the loan or receivable. If a past write-off
is later recovered, the recovery is recognized in the consolidated statements of net income.
Fair value of financial instruments
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management’s estimates of the current market value at a given point in time.

1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has certain financial assets and liabilities that are measured at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. There were no transfers among Levels 1, 2 and 3 during the years ended March 31, 2023 and March 31, 2022. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.
The Company reclassifies financial assets only when its business model for managing those assets changes. Financial liabilities are not reclassified.
Hedge accounting
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain and loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The derivatives are designated as hedges of a particular risk associated with a recognized asset or liability or highly probable forecasted transaction (cash flow hedge).
The Company designates certain derivatives as hedging instruments in respect of commodity price risk, which are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and hedged item, as well as its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, the Company documents its assessment, both at hedge inception and on an ongoing basis, as to whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk. Hedge relationship meets effectiveness requirements when it meets all of the following:

●	there is an economic relationship between the hedged item and the hedging instrument;

●	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

●
the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

The full fair value of a derivative financial instrument is classified as a non-current
asset or liability when the remaining life of the hedged item is more than 12 months and as a current asset or liability when the remaining life of the hedged item is less than 12 months.
Cash flow hedges
The effective portion of changes in the fair value of derivatives and other qualifying hedging instruments that are designated and qualify as cash flow hedge is recognized in other comprehensive income and accumulated under the heading of cash flow hedge reserve – unrealized loss,

1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in revenue (steel hedges) and cost of sales (natural gas hedge) line items.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in equity at that time remains in equity and is recognized when the forecasted transaction affects income (loss). When a forecasted transaction does not occur, the cumulative gain or loss that was reported in equity is immediately classified to the statement of profit and loss.
Accounts receivable
Accounts receivable are recognized initially at transaction price and are non-interest
bearing. Management analyzes accounts receivable and notes receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer.
This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any. Recoveries of accounts receivables previously provided for in the allowance for doubtful accounts are deducted from administrative and selling expenses in the consolidated statements of net income.
Inventories
Raw materials, work in process and finished products inventories are measured at the lower of average cost and net realizable value. Average cost for finished goods and work in process is comprised of direct costs and an allocation of production overheads, including depreciation expense. Supplies inventories are measured at the lower of average cost and net realizable value.
Property, plant and equipment, net
Items of property, plant and equipment are recorded at cost less accumulated depreciation and impairment. The cost of an item of property or equipment comprises costs that can be directly attributed to its acquisition and to bringing the asset to a working condition for its intended use, including borrowing costs that meet the criteria for capitalization and initial estimates of the cost of dismantling and removing the item and restoring the site on which it is located. The cost of self-constructed and self-installed assets includes the cost of direct labour in addition to the costs listed above.
Depreciation is calculated generally by the straight-line method based on estimated useful lives as follows:

Category of Property, Plant and Equipment	Range of Estimated Useful Life

Buildings	5 to 30 years

Machinery and equipment	5 to 40 years

Vehicles	6 to 12 years

Computer hardware	3 to 5 years
The Company also separately recognizes the cost of replacement parts and major overhaul or inspection costs if the cost of the item can be reliably measured or estimated and it is probable that

1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

the future economic benefits will be realized by the Company. When such items are replaced the carrying amount of the replaced component is derecognized. The costs of maintenance and repairs of property, plant and equipment are recognized in profit or loss as incurred.
Componentization
When significant components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items and depreciated over the respective useful lives.
Useful life, depreciation method, residual value
Estimates of the useful lives of items of property, plant and equipment are based on management’s judgement as to the physical and economic useful lives of assets and as such are subject to change in future periods. Depreciation methods, useful lives and residual values are reviewed at each reporting date with the effect of any changes in estimate being accounted for on a prospective basis.
Derecognition of property plant and equipment
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Intangible assets, net
Intangible assets are measured and stated at cost, net of accumulated amortization and any recognized impairment in value. The Company’s intangible assets comprising computer software are amortized on a straight-line basis over their estimated useful lives ranging from
3 to 10 years.
Derecognition of intangible assets
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use. Gains or losses arising from derecognition of an intangible asset measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.
Impairment of tangible and intangible assets
During the three month period ended March 31, 2023, there were indicators of impairment in regards to the Company’s Cash Generating Unit (“CGU”). The carrying value of the net assets of the Company exceeding its market capitalization on March 31, 2023 and impacts of the current economic conditions pertaining to the steel manufacturing industry were two indicators identified. Management, in consultation with external specialists, conducted an impairment test and concluded that there was no impairment. The impairment test showed that the recoverable amount exceeds the carrying value of the net assets of the Company.

1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and intangible assets are reviewed at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists then the recoverable amount of the asset is estimated. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the CGU to which the asset belongs. The CGU corresponds to the smallest identifiable group of assets whose continuing use generates cash inflows that are largely independent of the cash flows from other groups of assets.
An impairment loss is recognized when the carrying amount of an asset, or of the CGU to which it belongs, exceeds the recoverable amount. In determining value in use, the Company estimates cash flows before taxes based on most recent actual results and forecasts and then determines the current value of future estimated cash flows.
Impairment losses are recognized in the consolidated statements of net income. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized in prior periods.
Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company, as a lessee, recognizes a
right-of-use
asset and lease liability at commencement of the lease at the present value of the future lease payments using the interest rate implicit in the lease (if readily determinable) or the Company’s incremental rate of borrowing. Subsequent to initial measurement, the asset is depreciated using the straight-line method from the commencement date to the earlier of the end of its useful file or the end of the lease term. The lease liability is measured at amortized cost using the effective interest rate method. Lease related finance charges are recorded in finance costs in the consolidated statement of net income.
The Company has elected not to recognize
right-of-use
assets and lease liabilities for short-term leases defined as leases with a lease term of 12 months or less and low-value
assets. These types of leases are recorded in the consolidated statement of net income as incurred.
Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.
All other borrowing costs are recognized in profit or loss in the period in which they are incurred.
Retirement benefit costs
The Company provides pensions and certain health care, dental care, life insurance and other benefits for certain retired employees pursuant to Company policy. For defined benefit pension plans and other post-employment benefits, the defined benefit cost is actuarially determined on an annual

1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

basis by independent actuaries using the projected unit credit method. Remeasurement comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of financial position with a charge to other comprehensive income in the period in which they occur. The Company has elected to transfer those amounts recognized in other comprehensive income to a separate reserve within equity.
Net-interest
is calculated by applying the discount rate to the net defined benefit liability. Defined benefit and other post-employment benefit costs are split into three categories:

●	service cost, past-service cost, gains and losses on curtailments and settlements;
●	net interest expense; and
●	remeasurement.
The Company recognizes the first two components of defined benefit costs in profit or loss in its consolidated statements of net income: service cost, past service cost, gains and losses on curtailments and settlements in Cost of sales and Administrative and selling expenses; and net interest expense in Interest on pension and other post-employment benefit obligations. The determination of a benefit expense requires assumptions such as the discount rate, the expected mortality, the expected rate of future compensation increases and the expected healthcare cost trend rate. Actual results will differ from estimated results which are based on these assumptions.
The asset or liability recognized in the consolidated statements of financial position represents the actual plan situation in the Company’s defined benefit and other post-employment benefit plans. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the plan assets, the remeasurement components, are recognized immediately in other comprehensive income. Any defined benefit asset resulting from this calculation is limited to the present value of any economic benefit in the form of refunds from the plan or reduction in future contributions to the plan.
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary retirement. Termination benefits for voluntary retirements are recognized the earlier of the date when the Company recognizes related restructuring costs and the date when the Company can no longer withdraw the offer of the benefits related to the voluntary retirement.
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Environmental liabilities

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

An environmental liability is recognized if, as a result of an agreement, the Company has a present legal obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as an environmental liability is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainty of cash flows. Where the effect of discounting is material, environmental liabilities are determined by discounting the expected future cash flows at a pre-tax
rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.
Revenue recognition
The Company’s revenue is generated primarily from contracts to produce, ship and deliver steel products, and to a lesser extent, to deliver non-steel
by-products
of the steelmaking processes and related freight revenue.
Revenue is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other incentives. Revenue from the sale of goods is recognized to the extent that it is probable that the economic benefits will flow to the Company, can be reliably measured, and at a point-in-time
when the performance obligation is satisfied by transferring the promised good to a customer. A good is considered transferred when the customer obtains control, which is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of an asset. The Company’s performance obligations in respect of its steel contracts are satisfied upon loading the products onto the truck, railcar or vessel that will deliver the products to the customer (known as free on board or “FOB” shipping), at which time the products are deemed to be transferred and the customer obtains title to, and control of, such products. Upon the fulfillment of these criteria, revenue and costs associated with such are included in the consolidated statements of net income. Freight and other transportation costs billed to customers are recorded gross within revenue and cost of goods sold. Non-steel revenue primarily pertains to the sale of various by-products such as kish, ore fines, mill scale, scrap rolls and high sulfur iron. The Company’s performance obligations in respect of its sales of by-products are satisfied upon loading of the applicable by-products on an FOB shipping basis, at which time such by-products are deemed to be transferred and the customer obtains title to, and control of, such by-products. The Company has pricing latitude in revenue arrangements and is also exposed to inventory and credit risks. The Company offers industry standard payment terms that typically requires payment from customers 30 days after title and control transfers.
Government funding
The benefit of Government funding is not recognized until there is reasonable assurance that the Company will comply with the conditions attaching to it and that the funding will be received. Benefits related to Government funding in the form of low interest rate loans, interest free loans and grants for items of capital are presented in the consolidated statements of financial position as an offset to the carrying value of the property, plant and equipment to which the benefits relate. In the case of low interest rate loans and interest free loans, the benefit is calculated as the difference between the fair value amount of the low interest rate loan or the interest free loan and the proceeds received. Claims under government grant programs related to income are recorded within the consolidated statements of net income as a reduction of the related item the grant is intended to offset, in the period in which the eligible expenses were incurred or when the services have been performed.
Research
Research costs are charged to operations as inc
ur
red, due to the nature of the projects. Where government incentives in the form of investment tax credits and grants are received for research projects initiated by the Company for its own purposes, these incentives are deducted from the applicable cate gory
of expenditures.
Finance income
Finance income is comprised of interest income on short-term deposits.
Interest income
Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Finance cost
Finance cost is comprised of interest expense on borrowings, amortization of issuance costs, and accretion of environmental liabilities. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.
Actuarially determined interest costs related to the defined benefit pension obligation and the other post-employment benefit obligation are recorded respectively as components of the carrying amount of the accrued pension liability and the accrued other post-employment benefit obligation.
Taxation
Current and deferred income tax are recognized in net income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred income tax are also recognized in other comprehensive income or directly in equity, respectively.
Current tax
The current tax expense is based on taxable income for the year. Taxable income differs from net income before taxes as reported in the consolidated statements of net income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred income tax
Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilised.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax assets and liabilities reflects the tax consequences, based on management’s expectation at the end of the reporting period, that would follow from the recovery or settlement of the carrying amount of its assets and liabilities.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment
The Company provides certain employees with long-term incentive awards. Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value includes the effect of market based vesting conditions but excludes the effect of non-market-based
performance conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 31 and Note 33.
The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the expected vesting period, which is determined based on the Company’s expected timing on meeting the non-market
performance condition. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.
Comprehensive Income
Other comprehensive income (“OCI”) includes foreign exchange gain on translation to the Company’s presentation currency from the US Dollar functional currency. OCI includes actuarially determined gains and losses on post employment benefits offered to certain employees and the effect of any limits applied to the defined benefit asset. OCI also includes unrealized loss on cash flow hedge reserve. Comprehensive income is composed of net income and OCI.
Accumulated OCI is a separate component of Shareholders’ Equity which includes the accumulated balances of all components of OCI which are recognized in comprehensive income but excluded from net income.
Standards and Interpretations issued and not yet adopted
Amended Disclosure for Accounting Policies
IAS 1 “Presentation of Financial Statements” sets out amendments that are intended to help companies provide useful accounting policy disclosures. The key amendments include the requirement to disclose material accounting policies rather than significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements. The application of this amendment is not expected to have a significant impact on the consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.
Amended Scope of Recognition
IAS 12 “Income Taxes” sets out amendments that narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The application of this amendment is not expected to have a significant impact on the consolidated statements of financial position and performance of the Company, or on the Company’s financial reporting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Definition of Accounting Estimates
IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” sets out amendments introducing the definition of an accounting estimate and includes other amendments to assist entities distinguish changes in accounting estimates from changes in accounting policies. The application of this amendment is not expected to have a significant impact on the financial position and performance of the Company, or on the Company’s financial reporting. The amendment is effective for annual reporting periods beginning on or after January 1, 2023 and changes in accounting estimates that occur on or after the start of that period. Early adoption is permitted.
Classification of Liabilities as Current or
Non-current
In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendment is effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted.

4.	CRITICAL ESTIMATES AND JUDGEMENTS
The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Judgement is used mainly in determining whether a balance or transaction should be recognized in the consolidated financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. However, judgement and estimates are often interrelated.
In the determination of cash generating units (“CGU”), the Company assessed its identifiable group of assets that generates cash inflows and concluded the Company has a single cash generating unit.
Judgements, estimates and assumptions are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.
Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.
The following discussion sets forth management’s most critical estimates and assumptions in determining the value of assets, liabilities, revenue and expenses:
Allowance for doubtful accounts
Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-

2
4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	CRITICAL ESTIMATES AND JUDGEMENTS (continued)

operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.
Useful lives of property, plant and equipment and Intangible assets
The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different.
Impairment of property, plant and equipment and Intangible assets
Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the CGU to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.
Defined Benefit Retirement Plans
The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.
Taxation
The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.
Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

5.	CAPITAL MANAGEMENT
The Company’s objectives when managing capital are:

(a)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
(b)	to meet external capital requirements on debt and credit facilities;
(c)	to ensure adequate capital to support long-term growth strategy; and

2
5

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	CAPITAL MANAGEMENT (continued)

(d)	to provide an adequate return to shareholders.
The Company continuously monitors and reviews the capital structure to ensure the objectives are met.
Management defines capital as the combination of its indebtedness, as disclosed in Note 15, its governmental loans, as disclosed in Note 18 and the equity balance, as disclosed in Note 26. The Company manages the capital structure within the context of the business strategy, general economic conditions, market conditions in the steel industry and the risk characteristics of assets.
The Company is in compliance with the covenants under its existing debt agreements at March 31, 2023 and March 31, 2022, as disclosed in Note 15.

6.	REVENUE
The Company is viewed as a single business segment involving steel production for purposes of internal performance measurement and resource allocation.

Year ended,	March 31, 2023	March 31, 2022

Total revenue is comprised of:

Sheet & Strip	$2,161.3	$3,083.1

Plate	387.4	465.7

Slab	1.4	-

Freight	182.4	172.9

Non-steel revenue	46.0	84.3

	$2,778.5	$3,806.0

The geographical distribution of total revenue is as follows:

Sales to customers in Canada	$1,030.5	$1,312.8

Sales to customers in the United States	1,708.1	2,398.5

Sales to customers in the rest of the world	39.9	94.7

	$2,778.5	$3,806.0

For
the year ended March 31, 2023, sales of $332.2 million to one customer represented greater than 10% of total revenue. For the year ended March 31, 2022, sales of $409.5 million to one customer represented greater than 10% of total revenue.

2
6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

7.	COST OF SALES

Year ended,	March 31, 2023	March 31, 2022

Total cost of sales is comprised of:

Cost of steel revenue	$2,160.2	$2,054.6

Cost of freight revenue	182.4	173.1

Cost of non-steel revenue	46.1	64.3

	$2,388.7	$2,292.0

Inventories recognized as cost of sales:	$2,206.4	$2,118.9

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$23.0	$2.8

Depreciation included in cost of steel revenue for the year ended March 31, 2023 was $
95.0 million (March 31, 2022 - $86.7 million). Wages and benefits included in cost of steel revenue for the year ended March 31, 2023 was $375.6 million (March 31, 2022 - $305.6 million). Past service costs of $47.9 million, as described below, are included in cost of steel revenue for the year ended March 31, 2023.
Federal Greenhouse Gas Pollution Pricing Act
On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. During the year ended March 31, 2023, total Carbon Tax recognized in cost of sales as an expense was $7.2 million. During the year ended March 31, 2022, total Carbon tax recognized as a reduction in cost of sales was $0.6 million.
Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $44.5 million and $3.4 million
,
respectively, of which $47.9 million was recorded in cost of steel revenue for the year ended March 31, 2023 (nil for the year ended March 31, 2022).

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7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	ADMINISTRATIVE AND SELLING EXPENSES

Year ended,	March 31, 2023	March 31, 2022

Administrative and selling expense is comprised of:

Personnel expenses	$43.2	$54.2

Professional, consulting, legal and other fees	42.5	36.2

Software licenses	5.2	4.6

Amortization of intangible assets and non-producing assets	0.3	0.4

Other administrative and selling	8.1	7.6

	$99.3	$103.0

Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective as of August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan and other post-employment benefits of $5.0 million and $0.4 million
,
respectively, of which $5.4 million was recorded in administrative and selling expenses for the year ended March 31, 2023 (nil for the year ended March 31, 2022).

9.	FINANCE COSTS

Year ended,	March 31, 2023	March 31, 2022

Finance costs are comprised of:

Interest on the Revolving Credit Facility (Note 15)	$0.2	$0.1

Interest on the Secured Term Loan Facility	-	24.1

Interest on the Algoma Docks Term Loan Facility	-	2.5

Other interest expense	0.8	1.5

Revolving Credit Facility fees	2.5	1.6

Unwinding of issuance costs of debt facilities (Note 15) and accretion of governmental loan benefits and discounts on environmental liabilities	14.4	18.8

	$17.9	$48.6

2
8

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

10.	INTEREST ON PENSION AND OTHER POST-EMPLOYMENT BENEFIT OBLIGATIONS

Year ended,	March 31, 2023	March 31, 2022

Interest on pension and other post-employment benefit obligations is comprised of:

Interest on defined benefit pension obligation (Note 20)	$7.3	$3.6

Interest on other post-employment benefit obligation (Note 21)	9.9	8.0

	$17.2	$11.6

11.	CASH AND RESTRICTED CASH
At March 31, 2023, the Company had $247.4 million of cash (March 31, 2022 – $915.3 million) and restricted cash of $3.9 million (March 31, 2022 – $3.9 million). Restricted cash was held to provide collateral for letters of credit
and other obligations of the Company at both March 31, 2023 and March 31, 2022.

12.	ACCOUNTS RECEIVABLE, NET

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Trade accounts receivable	$277.3	$389.0

Allowance for doubtful accounts	(0.5)	(2.4)

Governmental loan claims receivable

Federal Ministry of Industry, Strategic Innovation Fund (“Federal SIF”) Agreement	3.0	5.2

Northern Industrial Electricity Rate program rebate receivable	2.7	2.8

Other accounts receivable	8.7	7.7

	$291.2	$402.3

Allowance for doubtful accounts

As at,	March 31, 2023	March 31, 2022

Opening balance	$(2.4)	$(1.8)

Remeasurement of loss allowance	1.9	(0.6)

Ending balance	$(0.5)	$(2.4)

2
9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

13.	INVENTORIES, NET

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Raw materials and consumables	$485.7	$308.7

Work in progress	168.1	103.6

Finished goods	68.9	67.7

	$722.7	$480.0

14.	PROPERTY PLANT AND EQUIPMENT, NET

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Freehold land	$6.6	$6.1

Buildings	39.2	39.3

Machinery and equipment	691.7	605.5

Computer hardware	1.9	0.6

Right-of-use assets	3.4	3.4

Property under construction	338.5	118.8

	$1,081.3	$773.7

The following table presents the changes to the cost of the Company’s property, plant and equipment for the years ended March 31, 2023 and March 31, 2022:

Cost	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construc- tion	Total

Balance at March 31, 2021	$6.1	$66.5	$828.1	$1.2	$1.9	$32.6	$936.4

Additions	-	-	3.3	-	-	164.6	167.9

Transfers	-	0.2	74.7	0.2	2.0	(77.1)	-

Disposals	-	(0.3)	(0.3)	-	-	-	(0.6)

Foreign exchange	-	(0.5)	(5.5)	-	0.1	(1.3)	(7.2)

Balance at March 31, 2022	$6.1	$65.9	$900.3	$1.4	$4.0	$118.8	$1,096.5

Additions	-	-	3.2	-	-	330.1	333.3

Transfers	-	1.6	121.6	1.5	-	(124.5)	0.2

Disposals	-	-	(0.1)	-	-	(0.1)	(0.2)

Foreign exchange	0.5	5.6	77.8	0.1	0.3	14.2	98.5

Balance at March 31, 2023	$6.6	$73.1	$1,102.8	$3.0	$4.3	$338.5	$1,528.3

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	PROPERTY PLANT AND EQUIPMENT, NET (continued)

The following table presents the changes to accumulated depreciation on the Company’s property, plant and equipment for the years ended March 31, 2023 and March 31, 2022:

Accumulated Depreciation:	Freehold Land	Buildings	Machinery & Equipment	Computer Hardware	Right-of- use assets	Property under construc- tion	Total

Balance at March 31, 2021	$-	$21.9	$213.5	$0.6	$0.4	$-	$236.5

Depreciation expense	-	4.7	82.6	0.2	0.2	-	87.7

Disposals	-	-	0.3	-	-	-	0.3

Foreign exchange	-	-	(1.6)	-	-	-	(1.7)

Balance at March 31, 2022	$-	$26.6	$294.8	$0.8	$0.6	$-	$322.8

Depreciation expense	-	5.0	89.6	0.3	0.3	-	95.2

Disposals	-	-	0.1	-	-	-	0.1

Foreign exchange	-	2.3	26.6	-	-	-	28.9

Balance at March 31, 2023	$-	$33.9	$411.1	$1.1	$0.9	$-	$447.0

Acquisitions and disposals
During the year ended March 31, 2023, property, plant and equipment were acquired at an aggregate net cost of $333.3 million (March 31, 2022 – $167.9 million); comprised of property, plant and equipment acquired with a total cost of $372.0 million (March 31, 2022 - $172.1 million), against which the Company recognized benefits totaling $38.5 million (March 31, 2022 - $4.2 million) in respect of the governmental loans and the governmental grant discussed in Note 1
8
.
At March 31, 2023, property under construction includes prepaid progress payments of $188.7 million for the transition from blast furnace steel production to electric arc furnace (“EAF”) (March 31, 2022 – $46.9 million). As at March 31, 2023, property under construction is largely comprised of the EAF and plate mill modernization projects with cumulative net additions/transfers totaling $
267.1
million (March 31, 2022 - $
51.4
million) and $26.2 million (March 31, 2022 - $33.7 million), respectively. Since inception for the plate mill modernization, there has been $72.1 million in additions and $45.9 million transferred into service for completion of Phase 1.

Further, at March 31, 2023, there was $41.4 million pertaining to the plate mill modernization project included in prepaid expenses and deposits.
Depreciation of property, plant and equipment
Depreciation of property, plant and equipment for the year ended March 31, 2023 was $
95.2 million (March 31, 2022 - $87.7 million).
Depreciation
included in inventories at March 31, 2023, amounted to $9.7 million (March 31, 2022 - $7.9 million).
Government Funding Agreements
On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totaling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totaling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement for support up to $420 million related to the transition from blast

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

14.	PROPERTY PLANT AND EQUIPMENT, NET (continued)

furnace steel production to electric arc furnace (“EAF”). The $
420 million of financial support consists of (i) a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”) and (ii) a loan of up to $220 million from the Canada Infrastructure Bank (“CIB”). Each of these agreements are discussed below and additional disclosures are located in Note 1
8
.

15.	BANK INDEBTEDNESS
The Company obtained US $250.0 million in the form of a traditional asset-based revolving credit facility (the “Revolving Credit Facility”). The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and a secondary claim on the rest of the Company’s assets. The Revolving Credit Facility bears interest at a rate of London Inter-Bank Overnight Rate (“LIBOR”) plus an applicable margin of 1.5%
.
In May 2023
, the Company increased its Revolving Credit Facility from US $
250
million to US $300 million and extended the term to May, 2028. The interest rate on the Revolving Credit Facility will be based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.
At March 31, 2023, the Company had drawn $1.9 million (US $1.4 million), and there was $279.2 million (US $206.3 million) of unused availability after taking into account $57.3 million (US $42.3 million) of outstanding letters of credit, and borrowing base reserves. At March 31, 2022, the Company had drawn $0.1 million (US $0.09 million), and there was $278.2 million (US $222.6 million) of unused availability after taking into account $34.1 million (US $27.3 million) of outstanding letters of credit and borrowing base reserves.
Transaction costs related to the Revolving Credit Facility amounted to $7.0 million, and are disclosed as other non-current
assets in the consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which ha
d
an initial maturity date of November 30, 2023. At March 31, 2023, the unamortized transaction costs related to the Revolving Credit Facility were $0.9 million (March 31, 2022 - $2.1 million).
Reconciliation of liabilities arising from financing activities
The changes in the Company’s bank indebtedness for the year ended March 31, 2023 arising from financing activities
are presented below:

Balance at March 31, 2021	$90.1

Revolving Credit Facility drawn	18.3

Repayment of Revolving Credit Facility	(105.1)

Foreign exchange	(3.2)

Balance at March 31, 2022	$0.1

Revolving Credit Facility drawn	44.8

Repayment of Revolving Credit Facility	(43.0)

Balance at March 31, 2023	$1.9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Accounts payable	$59.8	$54.6

Accrued liabilities	74.9	54.3

Wages and accrued vacation payable	69.9	153.0

	$204.6	$261.9

17.	TAXES PAYABLE AND ACCRUED TAXES

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Payroll taxes payable	$4.3	$3.7

Sales taxes payable	-	4.2

Carbon tax accrual	8.4	3.1

Income taxes payable (Note 24)	1.7	53.3

	$14.4	$64.3

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1 8 .	GOVERNMENTAL LOANS

As at,	March 31, 2023	March 31, 2022

The carrying amount of:

Long-term portion

Federal AMF Loan, denominated in Canadian dollars, due March 1, 2028	$27.9	$33.4

Provincial MENDM Loan, denominated in Canadian dollars, due November 30, 2028	45.4	41.9

Federal SIF Agreement loan, denominated in Canadian dollars, due April 30, 2031	9.7	8.8

Federal SIF Agreement loan, denominated in Canadian dollars, due January 1, 2030	27.4	1.1

	$110.4	$85.2

Current portion

Federal AMF Loan, denominated in Canadian dollars	$10.0	$10.0

	$120.4	$95.2

Federal Economic Development Agency for Southern Ontario
On November 30, 2018, the Company, together with the Federal Economic Development Agency, through the Advanced Manufacturing Fund (“Federal AMF Loan”), entered into an agreement executed on December 19, 2018, under which, the Company will receive a $60.0 million interest free loan. Under the terms of the Federal AM Loan, the Company will be reimbursed for certain defined

3
4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	GOVERNMENTAL LOANS (continued)

capital expenditures made by Old Steelco Inc. between October 1, 2014 and November 30, 2018 and by the Company between December 1, 2018 and March 31, 2021. The Company will repay the loan balance in equal monthly installments beginning on April 1, 2022 with the final install ment payable on March 1, 2028. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Provincial MENDM Loan, defined below.
As at March 31, 2023, the Company had applied for reimbursements of $60.0 million (March 31, 2022 - $60.0 million) and recognized a benefit, net of accretion, of $11.5 million (March 31, 202
2
 - $16.0 million). During the year ended March 31, 2023, the Company made repayments totaling $
10.0
million
(March 31, 2022 - $0.8 million). Accordingly, the carrying value of the Federal AMF Loan was $37.9 million at March 31, 2023 (March 31, 2022 - $43.4 million).
Ministry of Energy, Northern Development and Mines
On November 30, 2018, the Company entered into an agreement with the Ministry of Energy, Northern Development and Mines (the “Provincial MENDM Loan”) under which, the Company will receive a $60.0 million low interest loan. Under the terms of this agreement, the Company will be reimbursed for certain defined capital expenditures made by Old Steelco Inc. between April 1, 2017 and November 30, 2018 and by the Company between December 1, 2018 and November 30, 2024. Following the completion of the projects to which these certain defined capital expenditures relate the Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028. This facility bears interest at an annual interest rate equal to the greater of 2.5% per annum; and the lenders cost of funds. Under the General Security Agreement, this facility has a third priority claim on all of the Company’s assets which is pari passu
with the Federal AMF Loan.
As at March 31, 2023, the Company had applied for and received reimbursements of $60.0 million (March 31, 2022 - $60.0 million) and recognized a benefit, net of accretion, of $14.5 million (March 31, 202
2
- $18.0 million). Accordingly, the carrying value of the Provincial MENDM Loan was $45.4 million at March 31, 202
3
(March 31, 202
2
- $41.9 million).
Ministry of Industry
On March 29, 2019, the Company, together with the government of Canada, entered into an agreement whereby a benefit of $30.0 million would flow to the Company; $15.0 million in the form of a grant, and $15.0 million in the form of an interest free loan; from the Ministry of Industry, Strategic Innovation Fund (the “SIF Agreement”). Under the terms of this agreement, the Company will be reimbursed for certain defined capital expenditures made by Old Steelco Inc. between November 1, 2018 and November 30, 2018 and by the Company between December 1, 2018 and May 1, 2021. Following the completion of the projects to which these certain defined capital expenditures relate the Company will repay the $15.0 million interest free loan portion of this agreement in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031. The agreement is guaranteed by the Company’s parent, Algoma Steel Intermediate Holdings Inc.
At March 31, 2023, the Company had applied for reimbursements of $15.0 million under the grant portion of the agreement (March 31, 2022 - $15.0 million), and recognized a benefit of $15.0 million (March 31, 2022 - $15.0 million). Additionally, at March 31, 2023, the Company had applied for reimbursements of $15.0 million under the loan portion of the agreement (March 31, 2022 – $15.0 million), and had recognized a benefit, net of accretion, of $5.3 million (March 31, 2022 – $6.2 million). The carrying value of the Federal SIF Agreement was $9.7 million at March 31, 2023 (March 31, 2022 – $8.8 million).

3
5

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	GOVERNMENTAL LOANS (continued)

On
September 20, 2021, the Company, together with the government of Canada, entered into an agreement of which a benefit of up to $200.0 million would flow to the Company in the form of a loan from the SIF. Under the terms of the SIF agreement, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and March 31, 2025.
As at March 31, 2023, the Company had applied for reimbursements under the SIF loan agreement of $63.3 million (March 31, 2022 – $2.2 million) and recognized a benefit, net of accretion, in respect
of
this agreement of $37.0 million (March 31, 2022 – $1.1 million). Accordingly, the carrying value of the SIF EAF Agreement was $27.4 million (March 31, 2022 – $1.1 million).
Canada Infrastructure Bank
On September 20, 2021, the Company, entered into an agreement of which a benefit of up to $220.0 million would flow to the Company in the form of a loan from the CIB. CIB is a federal Crown corporation established under the Canada Infrastructure Bank Act which is not an agency of the government of Canada, but is accountable to the government of Canada through the Minister of Infrastructure and Communities. Under the terms of the CIB agreement, the Company may draw on a non-revolving
construction credit facility to finance the transition from blast furnace steel production to EAF steel production. Further, under the terms of the agreement, the amount of credit available is reduced by one-third
of any restricted payments or distributions to shareholders made by the Company, including dividends and share repurchases. As of March 31, 2023, the CIB’s financial commitment has been reduced by $
194.9
million as a result of restricted payments, in respect of dividends and share repurchases completed by the Company through normal course market purchases and the completion of a US $400 million Substantial Issuer Bid for the Company’s common shares completed in June 2022, as described in Note 2
6
. As a result of these restricted payments and distributions, as of March 31, 2023, the amount available to the Company under the CIB’s credit facility is $
25.1
million. As at March 31, 2023, the Company has
not
drawn on this credit facility.
The Company has recognized the governmental loan claims receivable, governmental loan payable and benefit associated with these agreements because the Company has fulfilled its obligations under the respective agreements.

3
6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid)	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value

Federal AMF Loan

Balance at March 31, 2022	$59.2	$(26.5)	$10.5	$43.4

Movement in the period	(10.0)	-	4.5	(5.5)

Balance at March 31, 2023	$49.2	$(26.5)	$15.0	$37.9

Provincial MENDM Loan

Balance at March 31, 2022	$60.0	$(26.4)	$8.4	$41.9

Movement in the period	-	-	3.5	3.5

Balance at March 31, 2023	$60.0	$(26.4)	$11.9	$45.4

Federal SIF Loan

Balance at March 31, 2022	$15.0	$(7.8)	$1.6	$8.8

Movement in the period	-	-	0.9	0.9

Balance at March 31, 2023	$15.0	$(7.8)	$2.5	$9.7

Federal SIF EAF Loan

Balance at March 31, 2022	$2.2	$(1.1)	$-	$1.1

Movement in the period	63.3	(37.6)	0.6	26.3

Balance at March 31, 2023	$65.5	$(38.7)	$0.6	$27.4

Total, Governmental Loans

Balance at March 31, 2022	$136.5	$(61.8)	$20.5	$95.2

Movement in the period	53.3	(37.6)	9.5	25.2

Balance at March 31, 2023	$189.8	$(99.4)	$30.0	$120.4

19.	DERIVATIVE FINANCIAL INSTRUMENTS
The Company is party to an International Swaps and Derivatives Association, Inc. (ISDA) 2002 master agreement with an investment and financial services company to hedge the commodity price risk associated with various commodities. As of March 31, 2023, the Company had no
outstanding hedging agreements. As of March 31, 2022, the Company entered in to agreem
ents to hedge the revenue on the sale of steel and hedge the cost of the purchase of natural gas. The credit support annex to the master agreement requires the Company to make margin payments to satisfy collateral requirements based on
Mark-to-Market
(MTM) exposure of the commodity contracts in excess of US $0.25 million. As of March 31, 2023, the Company has made margin payments of nil (March 31, 2022

3
7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

19.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

- $29.5 million) as a cash collateral, which does not meet the offsetting criteria in IAS 32 “Financial instruments - presentation”.
The commodity contracts to hedge the NYMEX price of the hot rolled coil price of steel and to hedge the NGX Union-Dawn price of natural gas are derivatives, which are designated as cash flow hedges for which hedge effectiveness is measured for the duration of the agreements and therefore carried at fair value through other comprehensive income. The steel derivative contracts terminated over the course of the year from April 2022 to December 31, 2022 and as a result, at March 31, 2023, the fair value liability was nil (March 31, 2022 - $28.6 million). During the year ended March 31, 2023, there were no natural gas derivative contracts, as such the fair value liability was nil (March 31, 2022 - $
0.2

million).
The fair value and notional amounts of these derivatives are as follows:

	Fair Value Liability (Asset)		Notional Amounts (tons, in thousands)		Average Price (USD) (per ton)
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022

Cash flow hedges - commodity price risk

Natural gas swaps	$-	$0.2	-	-	$-	-

Steel swaps	-	28.6	-	90.0	$-	1,091.0

	$-	$28.8

The cumulative amount of gains and losses on cash flow hedging instruments assessed as effective are presented in the cash flow hedge reserve through other comprehensive income and is recognized in profit or loss only when the hedged transaction impacts the profit or loss, or is included directly in the initial cost or other carrying amount of the hedged non-financial
items (basis adjustment).
During the year ended March 31, 2023, the Company did not enter into an agreement to hedge the cost of natural gas. During the year ended March 31, 2022, the Company entered into an agreement to hedge the cost of natural gas that was consumed between January 1, 2022, and March 31, 2022. Management designated this hedge as a cash flow hedge, and accordingly measured the effectiveness of the hedge on a monthly basis throughout the life of the agreement. At March 31, 2023, the realized loss resulting from natural gas derivative contracts was nil. At March 31, 2022, the realized loss from this agreement of
$2.1
million, was initially recorded in the Cash Flow Hedge Reserve in Other Comprehensive Income, and was subsequently recognized in cost of sales.
At March 31, 2023, the unrealized loss resulting from the steel hedges was nil. During the year ended March 31, 2022, the unrealized loss resulting from steel hedges of $24.7 million, was recognized in the Cash Flow Hedge Reserve in Other Comprehensive Income. During the year ended March 31, 2023, the realized income resulting from the steel hedge of $
9.3 million (March 31, 2022 – realized loss of $127.5 million), was subsequently reclassified from Other Comprehensive Income and recognized in revenue.

3
8

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

19.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

The movements in the cash flow hedge reserve for the period as a component of accumulated other comprehensive income is as follows:

As at,	March 31, 2023	March 31, 2022

Opening balance	$24.7	$64.8

(Income) loss arising on changes in fair value of cash flow hedges, net of tax expense of nil and recovery of $7.8 million, respectively	(34.0)	89.5

Loss (income) reclassified to net income	9.3	(129.6)

Income on cash flow hedges	(24.7)	(40.1)

Ending balance - loss	$-	$24.7

20.	PENSION BENEFITS
Defined contribution plan
The Company maintains a defined contribution pension plan established by Old Steelco Inc.’s predecessor in 2004 for non-unionized
employees in Canada joining the Company after January 1, 2003. As part of Old Steelco Inc.’s contract negotiations with its locals which concluded on July 31, 2010, the locals and Old Steelco Inc. agreed to include in this plan all unionized employees hired subsequent to August 1, 2010 and to offer to all the current employees the option to move to the Defined Contribution Pension Plan. The plan was revised by Old Steelco Inc. during the year ended March 31, 2011; these revisions went into effect March 1, 2011. Based on this revision, the Company is obligated to provide a base contribution of 5% of salary and also match employee contributions to a maximum of 2%, depending on years of service for non-unionized
employees. Additionally, the Company is obligated to provide a contribution for unionized employees per qualified hour worked of $2.85.
The pension expense under this plan is equal to the Company’s contribution. The pension expense for the year ended March 31, 2023 was $10.2 million (March 31, 2022 was $9.0 million).
Defined benefit plans
The Company maintains
non-contributory
defined benefit pension plans that are closed to new entrants and cover all employees in Canada not covered under the Defined Contribution Pension Plan. The benefits are based on years of service and average earnings for a defined period prior to retirement.
The Company also maintains a closed plan for pensioners who retired prior to January 1, 2002, that provides the pensioners with a pension benefit in excess of the limits provided by the Ontario Pension Benefit Guarantee Fund (the “Closed Retiree Plan”).
These defined benefit pension plans are registered under the Pension Benefits Act (Ontario), and are legally separated from the Company. The Pension Benefits Act (Ontario) is a regulatory framework that has jurisdiction over the administration and funding of defined benefit pension plans. Within this framework, the Company has fiduciary responsibility over the administration of the defined benefit pension plans, including the development and oversight of the investment policy for pension funds and the selection and oversight of pension fund investment managers.
The defined benefit pension plans expose the Company to various risks such as: investment risk, interest rate risk, foreign currency risk, price risk, credit risk and liquidity risk.

3
9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share inform ation

20.	PENSION BENEFITS (continued)

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at March 1, 2021 for salaried and hourly plans and at April 1, 2022 for the wrap plan.
The principal assumptions used for the purposes of the actuarial valuations were as follows:

Year ended,	March 31, 2023 1	March 31, 2023 2	March 31, 2022

Assumptions for determination of defined benefit cost:

Defined obligation and past service cost	4.25%	4.73%	3.28%

Net interest cost	3.86%	4.50%	2.53%

Current service cost	4.35%	4.85%	3.55%

Interest cost on current service cost	4.18%	4.71%	3.13%

Discount rate for determination of defined benefit obligation	4.98%	4.98%	4.16%

Assumptions for determination of defined benefit cost and defined benefit obligation:

Ultimate rate of compensation increase	2.00%	2.00%	2.00%

Mortality	105% CPM2014 Private Projection CPM-B	105% CPM2014 Private Projection CPM-B	105% CPM2014 Private Projection CPM-B
1
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of April 1, 2022 to July 31, 2022
2
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of August 1, 2022 to March 31, 2023 and past service cost as of August 1, 2022

The components of amounts recognized in the consolidated statements of net income in respect of these defined benefit plans are presented below:

Year ended,	March 31, 2023	March 31, 2022

Amounts recognized in net income were as follows:

Current service cost	$16.5	$20.8

Past service cost	49.5	-

Net interest cost	7.3	3.6

	$73.3	$24.4

Defined benefit costs recognized in:

Cost of sales	$59.4	$18.8

Administrative and selling expenses	6.6	2.0

Interest on pension liability	7.3	3.6

	$73.3	$24.4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to the defined benefit pension plan of $49.5 million, of which $44.5 million was recorded in cost of steel revenue and $5.0 million was recorded in administrative and selling expense for
t
h
e
 year ended March 31, 2023 (nil for the year ended March 31, 2022).
The components of amounts recognized in the consolidated statements of comprehensive income in respect of these defined benefit plans are presented below:

Year ended,	March 31, 2023	March 31, 2022

Amounts recognized in other comprehensive income, were as follows:

Actuarial loss (gain) on accrued pension liability	$9.0	$(57.9)

The amounts included in the consolidated statements of financial position in respect of the Company’s net obligation in respect of its defined benefit plans are as follows:

As at,	March 31, 2023	March 31, 2022

Present value of defined benefit obligation	$1,264.9	$1,343.6

Fair value of plan assets	1,080.9	1,225.5

Net accrued pension liability	$184.0	$118.1

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share inform ation

20.	PENSION BENEFITS (continued)

Continuities of the defined benefit plan assets and obligations are as follows:

Year ended,	March 31, 2023	March 31, 2022

Movements in the present value of the plan assets were as follows:

Fair value of plan assets at beginning of year	$1,225.5	$1,334.2

Actual return (net of investment management expenses)	(75.4)	(46.5)

Administration expenses	(1.5)	(1.5)

Employer contributions	16.5	18.4

Benefits paid	(84.2)	(79.1)

Fair value of plan assets at end of the year

March 31, 2023 and March 31, 2022, respectively	$1,080.9	$1,225.5

Movements in the present value of the defined benefit obligation were as follows:

Defined benefit obligation at the beginning of the year	$1,343.6	$1,504.3

Current service cost	15.0	19.8

Interest cost	55.4	37.0

Past service cost	49.5	-

Actuarial gains arising from financial assumptions	(112.2)	(154.6)

Effect of experience adjustments	(2.2)	16.2

Benefits paid	(84.2)	(79.1)

Defined benefit obligation at end of the year

March 31, 2023 and March 31, 2022, respectively	$1,264.9	$1,343.6

Reconciliation of the amounts recognized in accumulated other comprehensive income in the consolidated statements of chang es in
shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect		Actuarial (gain) immediately recognized, net of tax

Balance at March 31, 2021	$(80.9)		$(0.3)	$(81.2)

Actuarial gain immediately recognized	(57.9)	-		(57.9)

Balance at March 31, 2022	$(138.8)		$(0.3)	$(139.1)

Actuarial loss immediately recognized	9.0	-		9.0

Balance at March 31, 2023	$(129.8)		$(0.3)	$(130.1)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

20.	PENSION BENEFITS (continued)

The major categories of plan assets were as follows:

As at	March 31, 2023	March 31, 2022

Cash and cash equivalents	1%	1%

Equity instruments	33%	45%

Debt instruments	39%	43%

Other	27%	11%

	100%	100%

Cash flow information
The Company is required to make contributions equal to current service cost. Contributions for
the year ended March 31, 2023 under these regulations were $16.5 million (March 31, 2022 - $18.4 million).
The Company’s expected future contributions in respect of its defined benefit pension plans for the fiscal year ending March 31, 2024 is $21.0 million.
Sensitivity of results to actuarial assumptions
The sensitivity of the defined benefit obligation to the key actuarial assumptions is as follows:

Year ended,	March 31, 2023	March 31, 2022

Effect of change in discount rate assumption

One percentage point increase	$(118.5)	$(134.5)

One percentage point decrease	$141.8	$162.7

Effect of change in salary scale

One percentage point increase	$18.8	$19.4

One percentage point decrease	$(17.0)	$(17.5)

Effect of change in mortality assumption

Set forward one year	$32.4	$34.4

Set back one year	$(31.5)	$(33.6)
The discount rate sensitivities presented above are estimates based on plan durations. The defined benefit obligation and the current service cost have an implied duration of 10 and 17 years, respectively at current discount rates.
If the returns on plan assets had been 10% lower than the actual returns of plan assets experienced in the year ended March 31, 2023, the actuarial loss immediately recognized in other comprehensive income would have increased by approximately $130.0 million (March 31, 2022 - $130.0 million
).

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share informa tion

21.	OTHER POST-EMPLOYMENT BENEFITS
The Company offers post-employment life insurance, health care and dental care to some of its retirees. These obligations are not pre-funded.
The most recent actuarial valuations of the present value of the other post-employment benefit obligation were carried out at November 1, 2021.
The principal assumptions used for the purposes of the actuarial valuations were as follo ws:

Year ended,	March 31, 2023 1	March 31, 2023 2	March 31, 2022

Assumptions for determination of defined benefit cost:

Discount rate

Defined benefit obligation	4.31%	4.79%	3.41%

Current service cost	4.46%	4.88%	3.68%

Interest cost on benefit obligation	4.01%	4.59%	2.79%

Interest cost on current service cost	4.42%	4.86%	3.58%

Health care cost immediate trend rate	5.00%	4.99%	5.04%

Assumptions for determination of defined benefit obligation:

Effective discount rate	4.79%	5.04%	4.31%

Health care cost immediate trend rate	4.99%	4.96%	5.04%

Assumptions for determination of defined benefit cost and defined benefit obligation:

Health care cost ultimate trend rate	4.00%	4.00%	4.00%

Year ultimate health care cost trend rate reached	2040	2040	2040

Salary Increases per annum	2.00%	2.00%	2.00%

Mortality	105%CPM 2014 Private Projection CPM-B	105%CPM 2014 Private Projection CPM-B	105%CPM 2014 Private Projection CPM-B
1
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of April 1, 2022 to July 31, 2022
2
Weighted average assumptions to determine defined benefit cost and obligation with respect to the period of August 1, 2022 to March 31, 2023

4
4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

The components of amounts recognized in the consolidated statements of net income in respect of these other post-employment benefit plans are presented below:

Year ended,	March 31, 2023	March 31, 2022

Amounts recognized in net income were as follows:

Current service cost	$3.0	$4.0

Past service cost	3.8	-

Net interest cost	9.9	8.0

	$16.7	$12.0

Post employment benefit costs recognized in:

Cost of sales	$6.0	$3.6

Administrative and selling expenses	0.8	0.4

Interest on pension liability	9.9	8.0

	$16.7	$12.0

Past service cost recognition
The collective bargaining agreements with Local 2251 and Local 2724 were ratified in August 2022 and September 2022, respectively; and became effective on August 1, 2022. The settlement resulted in a past service cost adjustment related to other post-employment benefits of $3.8 million, of which $3.4 million was recorded in cost of steel revenue and $0.4 million was recorded in administrative and selling expense for the year ended March 31, 2023 (nil for the year ended March 31, 2022).
The components of amounts recognized in the consolidated statements of comprehensive income in respect of these other post-employment benefit plans are presented below:

Year ended,	March 31, 2023	March 31, 2022

Amounts recognized in other comprehensive income, were as follows:

Actuarial income on accrued post employment benefit liability	$(22.8)	$(60.0)

The amounts included in the consolidated statements of financial position arising from the Company’s obligation in respect of its other post-retirement benefit plans were as follows:

As at,	March 31, 2023	March 31, 2022

Present value of post-employment benefit obligation	$222.9	$239.8

Fair value of plan assets	-	-

Accrued other post-employment benefit obligation	$222.9	$239.8

4
5

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share informa tion

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

Reconciliation of the amounts recognized in accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity were as follows:

	Actuarial (gain) loss immediately recognized	Tax effect	Actuarial (gain) loss immediately recognized, net of tax

Balance at March 31, 2021	$6.0	$-	$6.0

Actuarial gain immediately recognized	(60.0)	-	(60.0)

Balance at March 31, 2022	$(54.0)	$-	$(54.0)

Actuarial gain immediately recognized	(22.8)	-	(22.8)

Balance at March 31, 2023	$(76.8)	$-	$(76.8)

Continuities of the other post-employment benefit plan assets and obligations are as follows:

Year ended,	March 31, 2023	March 31, 2022

Movements in the present value of the post-employment benefit plan assets were as follows:

Fair value of plan assets at beginning of year	$-	$-

Employer contributions	10.8	10.3

Benefits paid	(10.8)	(10.3)

Fair value of plan assets at end of the year

March 31, 2023 and March 31, 2022, respectively	$-	$-

Movements in the present value of the other post-employment benefit obligation were as follows:

Defined benefit obligation at the beginning of the year	$239.8	$297.8

Defined benefit obligation assumed in business combination

Current service cost	3.0	4.0

Interest cost	9.9	8.0

Past service cost	3.8

Actuarial gains arising from financial assumptions	(20.7)	(31.6)

Actuarial gains arising from demographic assumptions	-	(20.2)

Actuarial gains from experience adjustments	(2.1)	(7.8)

Benefits paid	(10.8)	(10.3)

Defined benefit obligation at end of the year

March 31, 2023 and March 31, 2022, respectively	$222.9	$239.8

Cash flow information
For the year ended March 31, 2023, the amounts included in the consolidated statements of cash flows in respect of these other post-employment benefit plans was $10.8 million (March 31, 2022 - $10.3 million). The Company’s expected contributions for the fiscal year ending March 31, 2024 is $12.9 mill ion.

4
6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	OTHER POST-EMPLOYMENT BENEFITS (continued)

Sensitivity of results to actuarial assumptions
The sensitivity of the other post-employment benefit obligation to changes in the discount rate, health care cost trend rate and mortality assumptions are as follows:

Year ended,	March 31, 2023	March 31, 2022

Effect of change in discount rate assumption

One percentage point increase	$(25.2)	$(29.9)

One percentage point decrease	$31.7	$37.7

Effect of change in health care cost trend rates

One percentage point increase	$25.8	$29.6

One percentage point decrease	$(22.2)	$(24.9)

Effect of change in mortality assumption

Set forward one year	$8.3	$9.5

Set back one year	$(8.1)	$(9.3)

The discount rate sensitivities presented above are estimates based on plan durations. The other post-employment benefit obligation and the current service cost have an implied duration of 12.9 and 28.4 years, respectively at current discount rates
.

22.	OTHER LONG-TERM LIABILITIES

As at,	March 31, 2023	March 31, 2022

The carrying amount of the following other long term liabilities:

Accrued interest payable, Provincial MENDM Loan	$2.6	$2.3

Long-term disability plan obligation	0.7	0.8

Long-term portion of lease liability	0.4	0.9

	$3.7	$4.0

Long-term disability plan obligation
The Company maintains a long-term disability plan. Under this plan, the Company offers continuation of medical and dental benefits for employees on long-term disability leaves of absence. The Company recognizes the present value of the long-term disability benefit obligation based on the number of employees on long-term disability. The most recent actuarial determination of the Company’s long-term disability obligation was carried out at March 31, 2023. At March 31, 2023, the long-term disability plan had a carrying value of $0.7 million (March 31, 2022 - $0.8 million).

4
7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share informa tion

22.	OTHER LONG-TERM LIABILITIES (continued)

Accrued interest payable, Provincial MENDM Loan
As disclosed in Note 1
8
, the Company has entered into an agreement with the Ministry of Energy, Northern Development and Mines under which the Company will receive a $60.0 million low interest loan. At March 31, 2023, the accrued interest payable under this agreement was $2.6 million (March 31, 2022 – $2.3 million).

23.	ENVIRONMENTAL LIABILITIES

As at,	March 31, 2023	March 31, 2022

The carrying amount of Environmental liabilities in respect of:

The Company’s Operation Site	$32.7	$33.7

Northern Ontario mine sites owned by Old Steelco Inc.	4.1	4.3

	$36.8	$38.0

Current portion	$4.5	$4.5

Long-term portion	32.3	33.5

	$36.8	$38.0

On November 30, 2018, the Company entered into agreements with the Province of Ontario, through the Ministry of the Environment, Conservation and Parks and the Ministry of Energy, Northern Development and Mines. These agreements relate to the Company’s operation site, and certain Northern Ontario mine sites owned by Old Steelco Inc., and not purchased by the Company. These agreements limit the Company’s obligations with respect to legacy environmental contamination, and impose certain risk management, risk mitigation, site remediation and funding obligations on the Company. The Company recognizes the present value of these environmental liabilities over 20 years commencing November 2018 at a discount rate of 9.0%.
At March 31, 2023, the Company has provided letters of credit totaling of $15.1 million (March 31, 2022 - $16.1 million) to the Ministry of Energy, Northern Development and Mines; $13.7 million in respect of the Company’s operation site (March 31, 2022 - $13.7 million) and $1.4 million (March 31, 2022 - $2.4 million) in respect of certain Northern Ontario mine sites owned b
y Old
Steelco Inc. Letters of credit are disclosed in Note 11 and Note 15.

4
8

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	ENVIRONMENTAL LIABILITIES (continued)

Reconciliation of Environmental liabilities

	The Company’s Operation Site	Northern Ontario mine sites owned by Old Steelco Inc.	Total

Balance at March 31, 2021	$35.0	$4.9	$39.9

Payments	(4.6)	(1.0)	(5.6)

Accretion of discount	3.3	0.4	3.7

Balance at March 31, 2022	$33.7	$4.3	$38.0

Payments	(4.1)	(0.7)	(4.8)

Accretion of discount	3.1	0.5	3.6

Balance at March 31, 2023	$32.7	$4.1	$36.8

24.	TAX MATTERS
The components of income tax expense (recovery) for the years ended March 31, 2023 and March 31, 2022, are as follows:

Year ended,	March 31, 2023	March 31, 2022

Income tax expense recognized in net income:

Current tax expense	$89.6	$197.2

Deferred income tax (benefit) expense	(12.0)	101.7

	$77.6	$298.9

Income tax expense recognized in other comprehensive income:

Tax effect of net unrealized loss on cash flow hedges	$-	$7.8

	$-	$7.8

Income taxes in the consolidated statements of net income for the years ended March 31, 2023 and March 31, 2022 vary from amounts that would be computed by applying statutory income tax rates for the following reason:

4
9

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	TAX MATTERS (continued)

Year ended,	March 31, 2023	March 31, 2022

Income before income taxes	$376.1	$1,156.6

Income tax expense based on the applicable tax rate of 25%	$94.0	$289.1

Add / (deduct):

Non-deductible post-employment benefits payments	3.3	3.0

Non-deductible pension contributions	0.9	4.7

Non-deductible accretion of financial obligations	0.8	0.8

Change in unrecognized tax benefits	-	(45.1)

Adjustment in respect of prior years	(1.3)	2.2

Share-based payment compensation	-	1.4

Listing expense	-	58.9

Changes in fair value of warrant liability	(12.3)	1.6

Changes in fair value of earnout liability	(1.7)	(19.2)

Changes in fair value of share-based payment liability	(3.3)	-

Other	(2.8)	1.5

Income tax expense	$77.6	$298.9

The applicable tax rate is the aggregate of the Canadian federal income tax rate of 15.0% and the Canadian provincial income tax rate of 10.0%.
The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive income for the year ended March 31, 2023 are as follows:

	Balance at March 31, 2022	Movements in:		Balance at March 31, 2023
		Profit (loss)	Other Comprehensive Income

Accounting reserves	$2.6	$(0.4)	$-	$2.2

Inventory reserve	(3.5)	3.4	-	(0.1)

Defined benefit pension - past service costs (Note 20)	-	12.6	-	12.6

Other post-employment benefits - past service costs (Note 21)	-	1.0	-	1.0

Capital tax loss carryforward	1.9	0.2	-	2.1

Property, plant and equipment and intangible assets	(144.4)	(6.5)	-	(150.9)

Unrealized exchange loss (gain) on US dollar debt	0.9	(1.2)	-	(0.3)

Governmental loans benefit	(10.3)	(8.1)	-	(18.4)

Financing expenses	-	0.5	-	0.5

Deferred revenue	48.7	2.8	-	51.5

SRED expenditures	(0.1)	-	-	(0.1)

Transaction costs	5.1	(1.2)	-	3.9

Unrealized loss on cash flow hedges	6.5	1.3	(7.8)	-

Other	(0.3)	(0.4)	-	(0.7)

	$(92.9)	$4.0	$(7.8)	$(96.7)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 4 .	TAX MATTERS (continued)

The
tax-effected
temporary differences which result in deferred income tax assets and (liabilities) and the amount of deferred income taxes recognized in the consolidated statements of comprehensive income for the year ended March 31, 2022 are as follows:

	Balance at March 31 2021	Movements in:		Balance at March 31, 2022
		Profit (loss)	Other Comprehensive Income

Accounting reserves	$4.0	$(1.4)	$-	$2.6

Inventory reserve	(4.1)	0.6	-	(3.5)

Non-capital tax loss carryforward	98.2	(98.2)	-	-

Capital tax loss carryforward	0.2	1.7	-	1.9

Property, plant and equipment and intangible assets	(151.3)	6.9	-	(144.4)

Unrealized exchange loss (gain) on US dollar debt	1.2	(0.3)	-	0.9

Governmental loans benefit	-	(10.3)	-	(10.3)

Financing expenses	(1.0)	1.0	-	-

Deferred revenue	50.2	(1.5)	-	48.7

SRED expenditures	2.4	(2.5)	-	(0.1)

Transaction costs	-	5.1	-	5.1

Unrealized loss on cash flow hedges	-	(1.3)	7.8	6.5

Other	0.2	(0.5)	-	(0.3)

	$-	$(100.7)	$7.8	$(92.9)

At March 31, 2022, the Company has fully utilized
non-capital
tax losses available of $306.5 million.

2 5 .	COMMITMENTS AND CONTINGENCIES
Property, plant and equipment
In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.
Key inputs to production
The Company requires large quantities of iron ore, coal, oxygen, electricity and natural gas in order to satisfy the demands of the steel manufacturing operation. The Company makes most of its purchases of these principal raw materials at negotiated prices under annual and multi-year agreements. These agreements provide the Company with comfort that an adequate supply of these key raw materials will be available to the Company at a price acceptable to the Company.
Legal Matters
Additionally, from time to time, in the ordinary course of business, the Company is a defendant or party to a number of pending or threatened legal actions and proceedings. Although such matters cannot be predicted with certainty, management currently considers the Company’s exposure to such ordinary course claims and litigation, to the extent not covered by the Company’s insurance policies or otherwise provided for, not to have a material adverse effect on these consolidated financial statements. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 5 .	COMMITMENTS AND CONTINGENCIES (continued)

tax authorities relating to income, capital and commodity taxes and, as a result of these audits, may receive assessments and reassessments.

2 6 .	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value

Balance at March 31, 2021 1	71,767,775	$409.5

Issuance of capital stock:

Merger transaction	40,306,320	542.7

Earnout rights	35,883,692	434.1

Return of capital	-	(8.3)

Balance at March 31, 2022	147,957,787	$1,378.0

Common shares repurchased and cancelled:

Normal Course Issuer Bid	(3,364,262)	(31.2)

Substantial Issuer Bid	(41,025,641)	(388.4)

Balance at March 31, 2023	103,567,884	$958.4

1. Retrospectively adjusted to reflect the reverse stock split, described below.
On March 23, 2021, the Company was incorporated with one share. On March 29, 2021, the Company entered into an agreement with Algoma Steel Intermediate Parent S.A.R.L. to purchase all of the issued and outstanding Common shares (100,000,001) held in Algoma Steel Holdings Inc. in exchange for 100,000,000 additional Common shares in the Company.
On October 18, 2021, the Company executed a return of capital to Algoma Steel Intermediate Parent S.a.r.l. for which the Company’s subsidiary, Algoma Steel Inc. provided a loan to facilitate the payment totaling $
8.3 million (US $6.7 million) (refer to Note
29
).
Pursuant to the Merger Agreement with Legato (refer to Note 31), on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of
71.76775
%. As a result, the 100,000,001 common shares outstanding on the day prior to the Merger were split into 71,767,775 common shares. Further, the Company issued an additional
30,306,320 and 10,000,000
common shares to the Legato common shareholders and certain investors,

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 6 .	CAPITAL STOCK (continued)

respectively, in accordance with the Merger Agreement. As a result, capital stock was increased by $542.7 million, net of share issuance costs of $2.2 million (US $439.1 million). On February 9, 2022, the Company issued 35,883,692 common shares in connection with the earnout rights granted to non-management
shareholders that existed prior to the Merger (refer to Note 3
1
).
Normal Course Issuer Bid
On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange (the “TSX”). Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire its shares until March 2, 2023 under the same terms and conditions.
As at March 31, 2023, the Company purchased and cancelled 3,364,262 common share
s
 at a weighted average book value of $9.25 (US $7.30) per share for a total purchase price of approximately $37.1 million (US $28.6 million). The excess of the carrying value of the common shares purchased over the purchase price paid totaling $5.9 million, was recognized as an increase to retained earnings.
The Company renewed its NCIB to acquire a maximum of 5,178,394 of its share
s
, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and will terminate on the earlier of March 5, 2024, or such earlier time as the Company completes its purchases pursuant to the NCIB or provides notice of termination. As at March 31, 2023, the Company has not made any purchases under its renewed NCIB.
Substantial Issuer Bid
On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer in the United States (collectively the “Offer”) to purchase for cancellation up to US $400 million of its common shares. The Offer, expiring on July 27, 2022, proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer can individually select the price, within a price range of not less than US $8.75 and not more than US $10.25 per share (in increments of US $0.10 per share), at which they will tender their shares to the Offer. Upon expiry of the Offer, the Company will determine the lowest purchase price that will allow it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding US $400 million.
On July 27, 2022, the Offer was completed and 41,025,641 common shares at a weighted average book value of $9.11 (US $7.33) per share were purchased for cancellation at US $9.75 per share, for an aggregate amount of US $400 million. The excess of the purchase price over the carrying value of the shares purchased totaling $127.4 million (US $99.3 million) was recognized as a reduction to retained earnings. The common shares purchased under the Offer represented approximately 28.0
% of the issued and outstanding common shares at the time the Offer was completed. As at March 31, 2023, the Company incurred no transaction costs related to the SIB. As at March 31, 202
3
, the Company incurred transaction costs of $
1.1
 million related to the SIB which were recorded within capital stock.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 7 .	NET INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per common share:

Year ended,	March 31, 2023	March 31, 2022
(in millions)

Net income attributable to ordinary shareholders	$298.5	$857.7

(Gain) loss on change in fair value of warrants (i)	(47.7)	6.4

Net income attributable to ordinary shareholders (diluted)	$250.8	$864.1

(in millions)

Weighted average common shares outstanding (ii)	122.7	100.6

Dilutive effect of warrants, restricted share units and performance share units (i)	24.3	10.9

Dilutive weighted average common shares outstanding	147.0	111.5

Net income per common share:

Basic	$2.43	$8.53

Diluted	$1.71	$7.75

(i)
In connection with the Merger, 24,179,000 units of the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. For the purposes of determining diluted net income per common share, net income for the year ended March 31, 2023 was adjusted for the change in the fair value of the warrants in the amount of $47.7 million (US $37.2 million) as the warrants were determined to be dilutive (March 31, 2022 - $6.4 million; US $5.1 million).

On May 17, 2022, the Board of Directors granted 141,203 and 556,348 restricted share units and performance share units, respectively, to various employees of the Company under the Omnibus Plan. For the purposes of determining diluted net income per share, the restricted share units and performance share units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that vest based on achievement of various financial and nonfinancial targets. Based on the achievement of such targets and forfeiture of awards, the restricted share units and performance share units included in diluted net income per share for the year ended March 31, 2023 is 92,293 common shares (March 31, 202
2
 – nil). See Note 3
3
.

(ii)
Pursuant to the Merger, on October 19, 2021, the Company effected a reverse stock split, such that each outstanding common share became such number of common shares as determined by the conversion factor of 71.76775%. As a result, 71,767,775 common shares of the Company were issued in replacement of the 100,000,001 common shares previously outstanding. The reverse stock split is also accounted for in the comparative periods for which net income per common share is presented.

Concurrently, the Company issued an additional 30,306,320 and 10,000,000 common shares to the Legato common shareholders and PIPE Investors, respectively. These common shares have been included in the weighted average common shares outstanding.

5
4

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 7 .	NET INCOME PER SHARE (continued)

As part of the Merger, a maximum of 37,500,000 earnout rights were granted to all of the previous shareholders of the Company, including LTIP award holders, and become issuable when specific financial targets are met within a prescribed timeframe. The required financial targets were achieved on March 31, 2021 and have been included in the calculation of basic and diluted net income per common share as if they were issued on that day. As at March 31, 2023, a total of 125,923 earnout rights were settled for cash upon the retirement of an employee. Further, 46,802 dividend equivalents were granted during the fiscal year. Accordingly, the weighted average common shares outstanding were decreased for the settled awards and increased for dividend equivalents granted.
Further, upon the consummation of the Merger, the Company cancelled the previous long-term incentive plan (“LTIP” or “Plan”) and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 3
1
). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. As a result of the Merger, 3,232,628 units of Replacement LTIP Awards were
granted to the former shareholders and LTIP award holders of the Company. As at March 31, 2023, a total of 266,186 of Replacement LTIP awards were settled for cash upon the retirement of an employee. In addition, 93,201 dividend equivalent units were granted during the fiscal year. Accordingly, the weighted average common shares outstanding were decreased for the settled awards and increased for dividend equivalents granted.
Subsequent to the cancellation of the Plan, the Company introduced an Omnibus Equity Incentive Plan (“Omnibus Plan”). During the year ended March 31, 2023, the Company recognized 161,070 deferred share units as vested to various Directors of the Company in respect of their annual retainers. The deferred share units recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. See Note 3
3
.
On March 3, 2022, the Company commenced a NCIB after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company repurchased 3,364,262 common shares during the fiscal year. This has been recorded as a reduction to capital stock. See Note 2
6
.
On July 27, 2022, the Company completed its substantial issuer bid (“SIB”) offer and 41,025,641 common shares were purchased for cancellation at US $9.75 per share, for an aggregate amount of US $400 million. This has been recorded as a reduction to capital stock. See Note 2
6
.

5
5

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2 8 .	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Year ended,	March 31, 2023	March 31, 2022

Accounts receivable	$119.5	$(127.0)

Net taxes payable and accrued taxes	(58.3)	(22.1)

Inventories	(187.8)	(63.6)

Prepaid expenses and other current assets	22.8	12.5

Accounts payable and accrued liabilities	(76.6)	166.6

Derivative financial instruments (net)	1.7	12.5

	$(178.7)	$(21.1)

29 .	RELATED PARTY TRANSACTIONS AND BALANCES
Former parent company promissory note receivable
Due to the merger transaction described in Note 3
1
, the Company is no longer a related party of Algoma Steel Parent S.C.A., and its commonly controlled affiliates. Further, Algoma Steel Parent S.C.A. settled its promissory note payable to the Company for $2.2 million (US $1.7 million) by receiving a net amount of $6.5 million (US $5.0 million) in exchange for settling this note payable with the return of capital of $8.3 million (US $6.7 million), as explained in Note 3
1
. To facilitate this payment, the Company entered an agreement with its subsidiary, Algoma Steel Inc. to pay the net amount of $6.5 million (US $5.0 million) on its behalf. The Company settled the loan to its subsidiary, Algoma Steel Inc. with net proceeds from the merger transaction.

3 0 .	FINANCIAL INSTRUMENTS
Fair value of financial instruments
The fair value of cash, restricted cash, accounts receivable, margin payments, bank indebtedness and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility, disclosed in Note 15 approximates the respective carrying value due to variable interest rates.
The fair value of natural gas and steel commodity swaps are classified as Level 2 and is calculated using the mark-to-market
forward prices of NYMEX natural gas and hot rolled coil steel based on the applicable settlement dates of the outstanding swap contracts.
The fair values of the warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and is calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

5
6

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 0 .	FINANCIAL INSTRUMENTS (continued)

The Company’s financial assets and liabilities are classified and measured as follows:

As at,		March 31, 2023		March 31, 2022
	Category	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets

Cash (1)	Financial assets at amortized cost	$247.4	$247.4	$915.3	$915.3

Restricted cash (1)	Financial assets at amortized cost	$3.9	$3.9	$3.9	$3.9

Accounts receivable (2)	Financial assets at amortized cost	$291.2	$291.2	$402.3	$402.3

Margin payments (1)	Financial assets at amortized cost	$-	$-	$29.5	$29.5

Financial liabilities

Bank indebtedness (1)	Financial liabilities at amortized cost	$1.9	$1.9	$0.1	$0.1

Accounts payable and accrued liabilities (1)	Financial liabilities at amortized cost	$204.6	$204.6	$261.9	$261.9

Current portion of governmental loans (1)	Financial liabilities at amortized cost	$10.0	$10.0	$10.0	$10.0

Long-term governmental loans (1)	Financial liabilities at amortized cost	$110.4	$110.4	$85.2	$85.2

Derivative instruments (3)	Financial instruments at FVTOCI(L)	$-	$-	$28.8	$28.8

Warrant liability (4)	Financial instruments at FVTP(L)	$57.3	$57.3	$99.4	$99.4

Earnout liability (4)	Financial instruments at FVTP(L)	$16.8	$16.8	$22.7	$22.7

Share-based payment compensation liability (4)	Financial instruments at FVTP(L)	$33.5	$33.5	$45.4	$45.4

1
- Initial measurment at fair value and subsequent remeasurement at amortized cost.

2
- Initial measurement at transaction price and subsequent remeasurement at amortized cost.

3
- Level 2; Initial measurement at fair value and subsequent remeasurement at FVTOCI(L)

4
- Level 1; Initial measurement at fair value and subsequent remeasurement at FVTP(L)

Financial risk management
The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.
The maximum credit exposure at March 31, 2023 is the carrying amount of accounts receivable of $291.2 million (March 31, 2022 - $402.3 million). At March 31, 2023 and March 31, 2022, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at March

5
7

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 0 .	FINANCIAL INSTRUMENTS (continued)

31, 2023, $2.0 million, or 0.7% (March 31, 2022 - $2.1 million, or 0.5%), of accounts receivable were more than 90 days old.
The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at March 31, 2023 was $0.5 million (March 31, 2022 - $2.4 million), as disclosed in Note 12.
The Company may be exposed to certain losses in the event of non-performance
by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 5.
The following table discloses
t
he
Company’s contractually agreed (undiscounted) cash flows payable under financial liabilities, as at March 31, 2023:

	Carrying Amount	Contractual Cash Flows	Year 1	Year 2	Years 3 to 5	Greater than 5 Years

Revolving Credit Facility	$1.9	$(1.9)	$(1.9)	$-	$-	$-

Accounts payable and accrued liabilities	204.6	(204.6)	(204.6)	-	-	-

Taxes payable	14.4	(14.4)	(14.4)	-	-	-

Governmental Loans	120.4	(189.7)	(10.0)	(18.1)	(79.8)	(81.8)

Interest on Provincial MENDM Loan	2.6	(2.6)	(2.6)	-	-	-

	$343.9	$(413.2)	$(233.5)	$(18.1)	$(79.8)	$(81.8)

The following table discloses Company’s contractually agreed (undiscounted) cash flows payable under financial liabilities, as at March 31, 2022:

	Carrying Amount	Contractual Cash Flows	Year 1	Year 2	Years 3 to 5	Greater than 5 Years

Revolving Credit Facility	$0.1	$(0.1)	$(0.1)	$-	$-	$-

Accounts payable and accrued liabilities	261.9	(261.9)	(261.9)	-	-	-

Taxes payable	64.3	(64.3)	(64.3)	-	-	-

Governmental Loans	95.2	(136.5)	(9.9)	(9.9)	(71.5)	(45.2)

Interest on Provincial MENDM Loan	2.3	(2.3)	(2.3)	-	-	-

Derivative financial instruments	28.8	(28.8)	(28.8)	-	-	-

	$452.6	$(493.9)	$(367.3)	$(9.9)	$(71.5)	$(45.2)

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 0 .	FINANCIAL INSTRUMENTS (continued)

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 19, during the year ended March 31, 2023, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel however was a party to agreements during the year ended March 31, 2022. These activities are carried out under the oversight of the Company’s Board of Directors.
Currency risk
The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.
The Company’s Canadian dollar denominated financial instruments as at March 31, 2023 and March 31, 2022, were as follows:

As at,	March 31, 2023	March 31, 2022

Cash	$51.2	$25.0

Restricted cash	3.9	3.9

Accounts receivable	127.1	164.1

Bank indebtedness	-	(0.1)

Accounts payable and accrued liabilities	(147.1)	(204.5)

Governmental loans	(120.4)	(95.2)

Other long-term liabilities	(3.3)	-

Net Canadian dollar denominated financial instruments	$(88.6)	$(106.8)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the year ended March 31, 2023 would have decreased (or increased) income (loss) from operations by $0.2 million (March 31, 2022 - $1.9 million).
Interest rate risk
Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.
For the years ended March 31, 2023 and March 31, 2022, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 0 .	FINANCIAL INSTRUMENTS (continued)

The Company is exposed to interest rate benchmark, LIBOR, which is subject to interest rate benchmark reform. The exposure arises on the Company’s Revolving Credit Facility bearing interest at LIBOR plus basis points, as disclosed in Note 15. In May 2023, the Company increased its Revolving Credit Facility from US $
250 million to US $300 million. The interest rate on the Revolving Credit Facility will be based on SOFR plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage.
Commodity price risk
The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 25. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 19 to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel.
At March 31, 2023, the Company had no commodity-based swap contracts. At March 31, 2022 the Company had commodity-based swap contracts with an aggregate notional quantity of 90,000 net tons outstanding, and a 10% increase in the price of hot-rolled
coil (U.S. Midwest Domestic
Hot-Rolled
Coil Steel (CRU) Index), assuming foreign exchange remains unchanged, would result in approximately $15.6 million decrease in the Company’s profit or loss.

3 1 .	MERGER TRANSACTION
On October 19, 2021, the Merger between Merger Sub and Legato was completed, with Legato becoming a wholly-owned subsidiary of the Company and the shareholders of Legato becoming shareholders of the Company (“Closing”). Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). As a result of the Merger, the shares were dual listed on the TSX and NASDAQ and became publicly traded on October 20, 2021.
Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for one newly issued common share of the Company. This resulted in the issuance of 30,306,320 common shares of the Company, after redemption by initial Legato shareholders. On Closing, the Company accounted for the Merger as a share-based payment transaction, with the fair value of the Algoma common shares issued to the Legato shareholders measured at the market price of Legato’s publicly traded common shares on October 19, 2021. The total fair value of the Algoma common shares issued to Legato shareholders was $421.3 million (US $340.9 million). As part of the Merger, Algoma acquired cash, a receivable then owing between Legato and Algoma Steel Inc. and issued replacement warrants to Legato warrant holders, with the difference accounted for as a listing expense. The following table reconciles the elements of the Merger:

6
0

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 1 .	MERGER TRANSACTION (continued)

Merger transaction under IFRS 2

Total fair value of consideration:

30.3 million common shares at US $11.25 per common share (US $340.9 million)	$421.3

Net assets acquired:

Cash (US $211.4 million)	$261.2

Intercompany loan settled the subsequent day of transaction close (US $16.2 million)	20.0

Less: warrant liability (US $74.5 million)	(92.0)

Less: Legato liabilities assumed (US $2.8 million)	(3.5)

Total listing expense (US $190.7 million)	$235.6

The listing expense is presented in the consolidated statement of net income. Following the consummation of the Merger on Closing, Legato was dissolved and its assets and liabilities were distributed to the Company.
Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US $10.00 per share and at an aggregate purchase price of US $100.0 million (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange 10,000,000 common shares of the Company were issued in the PIPE Investment.
Warrants
Pursuant to the Merger Agreement, the previously outstanding Legato warrants were converted into an equal number of warrants issued by the Company. These warrants comprise 23,575,000 Public Warrants and 604,000 Private Warrants (collectively “Warrants”). In connection with this conversion, there were no substantial changes to the rights assigned to the holders of the warrants and assumed by the Company. Each of the Company’s Warrants are exercisable for one common share in the Company at US $11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

(i)	Public Warrants
The Public Warrants expire five years after the completion of the Merger, or earlier upon redemption or liquidation in accordance with the warrant terms. The Public Warrants are exercisable for cash or on a cashless basis at the Company’s option.

(ii)	Private Warrants
The Private Warrants are identical to the Public Warrants, except that the Private Warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable
so long as they are held by the initial purchasers.
Given the cash and cashless settlement options, the Company has accounted for the Warrants as a liability which are measured at fair value on initial recognition and at each reporting date with the changes

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 1 .	MERGER TRANSACTION (continued)

in fair value recorded in the consolidated statements of net income. On Closing, the Company recognized a liability in the amount of $92.0 million (US $74.5 million) using the market price of the Legato Warrants as an approximation of fair value for each Warrant.
As at March 31, 2023, the 24,179,000 Warrants remain outstanding with an estimated fair value of US $1.75 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of $57.3 million (US $42.3 million) (March 31, 2022 - $99.4 million; US $79.6 million) in warrant liability on the consolidated statements of financial position. Gain on change in the fair value of the warrant liability for the year ended March 31, 2023 of $47.7 million and loss on change in the fair value of the warrant liability for the year ended March 31, 2022 of $6.4 million are presented in the consolidated statements of net income.
Replacement Long Term Incentive Plan (“LTIP”) Awards
On Closing, the LTIP awards granted by Algoma Steel Holdings Inc. (“ASHI”) became vested and were exchanged for replacement LTIP awards issued by the Company (“Replacement LTIP Awards”) as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement). Based on the conversion factor, 3,232,628 Replacement LTIP Awards were issued. Similar to the LTIP awards, each Replacement LTIP Award allows the holders to purchase one common share of Algoma. The Replacement LTIP Awards are considered fully vested and can be exercised for US $0.013 per common share, pursuant to an LTIP exchange agreement with each holder, at the earlier of a significant disposal of Algoma common shares held by the Company’s shareholders immediately prior to the Closing, or March 31, 2025. Should the participants’ employment with the Company ceases, a cash-out
option is available as an alternative method of settlement for a portion of the vested Replacement LTIP Awards based on the five-day
volume-weighted average trading price of the Company’s common shares, subjected to the approval of the Board of Directors.
On the day preceding the Closing, the Company remeasured the fair value of the original LTIP Awards as they become fully vested on the day before the Merger. Consequently, the Company recognized a liability in the amount of $44.9 million (US $36.4 million) using the market price of the Algoma common shares as an approximation of fair value for each unit of Replacement LTIP Awards. The gain on change in fair value of previously recognized LTIP awards accounted for as cash-settled share-based payments, including restricted share units and director units, were recognized in profit or loss in the amount of $10.4 million. In addition, the Company had previously recognized an amount of $5.2 million (US $4.1 million) in contributed surplus relating to the fully vested performance share units issued under the original long-term incentive plan dated May 13, 2020. The fair value of these awards, which were previously accounted for as equity-settled share-based payments was recognized as a liability in the amount of $35.2 million (US $28.7 million) with an offsetting charge to equity to reflect the modification of these units to cash settled awards.
The Company accounted for the Replacement LTIP Awards as a modification of share-based payment as the LTIP awards and the Replacement LTIP Awards share similar terms and conditions, and were only replaced as a result of a liquidating event (the Merger) as described by the original long-term incentive plan. Given the alternative settlement options at the election of the participant, the Company has accounted for the Replacement LTIP Awards as cash-settled share-based transactions, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value recorded in the consolidated statements of net income. The Company applied modification accounting by remeasuring the fair value of the LTIP awards previously granted by ASHI as at the day prior to Closing and determined that there is no resulting gain or loss.
Upon the consummation of the Merger, the Company issued Replacement LTIP Awards (refer to Note 33) to replace previously issued restricted share units, director units and performance share

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 1 .	MERGER TRANSACTION (continued)

units. The Replacement LTIP Awards are accounted for as cash-settled share-based payment and are immediately vested on Closing. The previous long-term incentive plan established by Algoma Steel Holdings Inc. dated May 13, 2020 was cancelled on Closing and no additional awards can be granted under this plan.
On October 19, 2021, the Company approved Omnibus Plan that would allow the Company to grant various awards to its employees. Refer to Note 3
3
.
As at March 31, 2023, 266,186 units of Replacement LTIP Awards were surrendered by retiring employees and w ere
 settled for total cash consideration of $3.2 million. In addition 93,201 dividend equivalent units were granted as at March 31, 2023. As such, 3,059,643 Replacement LTIP Awards remain outstanding with an estimated fair value of US $8.08 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $33.5 million (US $24.7 million) (March 31, 2022 - $45.4 million; US $36.4 million) in share-based payment compensation liability on the consolidated statements of financial position.
Earnout Rights
Pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares were met as at March 31, 2021 and thereafter. The Company has accounted for the earnout rights as a derivative liability, which are measured at fair value on initial recognition and at each reporting date with the changes in fair value, recorded in the consolidated statements of net income.
As at March 31, 2021, all the conditions related to the earnout rights were satisfied and the Board of Directors subsequently approved the issuance of common shares to non-management
holders of the earnout rights. On February 9, 2022, the Company issued 35,883,692 common shares related to the earnout rights at US$9.54 per share. As a result, the Company derecognized the related earnout liability.
As at March 31, 2023, 125,923 units of earnout rights were surrendered by a retiring employee and was settled for total cash consideration of $1.5 million. In addition 46,802 dividend equivalents were granted as at March 31, 2023. As such, 1,537,184 earnout rights remain outstanding with an estimated fair value of US $8.08 per unit based on the market price of the Company’s common shares, for which an earnout liability of $16.8 million (US $12.4 million) (March 31, 2022 - $22.7 million; US $18.2 million) was recognized on the consolidated statements of financial position.

3 2 .	KEY MANAGEMENT PERSONNEL
The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 2 .	KEY MANAGEMENT PERSONNEL (continued)

Remuneration of the Company’s Board of Directors and ELT for the respective years are as follows:

Year ended,	March 31, 2023	March 31, 2022

Salaries and benefits	$12.3	$5.2

Director fees	1.5	0.6

Share-based compensation (Note 33)	4.4	5.7

	$18.2	$11.5

3 3 .	SHARE BASED COMPENSATION
Long-term incentive plan
On May 13, 2020, Algoma Steel Holdings Inc. established a long-term incentive plan (“LTIP” or “Plan”), which was approved by the Board of Directors. The LTIP was designed to promote the alignment of senior management and employees of the Company with long-term shareholder interests.
Upon the consummation of the Merger on October 19, 2021, the Company cancelled the previous Plan and all outstanding awards under the Plan were replaced with Replacement LTIP awards (refer to Note 3
1
). Subsequent to the cancellation of the Plan, the company introduced an Omnibus Plan. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) Performance Share Units (“PSU”) and stock options.
Deferred share units
Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time
in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.
For the year ended March 31, 2023, the Company granted 156,629 DSUs under the Omnibus Plan to certain directors of the Company, with a grant date fair value based on the market price of the Company’s common shares on the day of the grant. In addition 4,441 DSUs were granted as dividend equivalents.
On March 31, 2023, the Company recorded a share-based payment compensation expense of $1.7 million in administrative and selling expense on the consolidated statement of net income and contributed surplus on the consolidated statements of financial position (March 31, 2022 - $0.7 million).
As at March 31, 2023, a total of 215,628 DSUs
we
re outstanding. No exercises, cancellations or forfeiture of DSUs have been recorded to date.

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ALGOMA STEEL GROUP INC.
Notes to the Consolidated Financial Statements
Tabular amounts expressed in millions of Canadian dollars except for share and per share information

3 3 .	SHARE BASED COMPENSATION (continued)

Restricted share units and performance share units
Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting
conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and non-market
performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.
On May 17, 2022, 141,203 RSUs and 556,348 PSUs were granted to certain employees of the Company, with a grant date fair value of US $9.40 per award based on the market price of the Company’s common shares. The RSUs and
P
SUs vest on March 15, 2024 upon the achievement of service and non-market
performance conditions. The total grant date fair value determined is recognized on a straight-line basis over the vesting period and is subject to true-ups
at each period end to reflect the likelihood of achieving certain performance conditions.
As at March 31, 2023, additional awards were granted as dividend equivalents totaling 3,479 and 13,740 RSUs and PSUs, respectively. Further, based on the achievement of the non-market
performance conditions and forfeiture of awards from employee departures, 144,682 and 178,407 units of RSUs and PSUs, respectively, remain outstanding for recognition over the remainder of the vesting period.
Accordingly, for the year ended March 31, 2023, the Company recorded share-based payment compensation expense of $
2.2 million in administrative and selling expenses on the consolidated statement of net income and contributed surplus on the consolidated statements of financial position. No exercises or cancellation
s
of RSUs and PSUs have been recorded to date.

3 4 .	DIVIDENDS

Record date	Payment date	Total Dividends on Common Stock

June 27, 2022	July 15, 2022	$9.4

August 31, 2022	September 30, 2022	7.1

November 30, 2022	December 30, 2022	7.1

February 28, 2023	March 31, 2023	7.1

		$30.7

During the year ended March 31, 2023, the Company paid ordinary dividends to common shareholders on a quarterly basis at US
$0.05
per common share in the aggregate amount of
$30.7

million (March 31, 2022 -
$9.3
million), recorded as a distribution through retained earnings.

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